SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AirNet Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00941P 10 6

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

435 Devon Park Drive, Building 300

Wayne, PA 19087

610-254-4242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

August 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 00941P 10 6

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00941P 10 6

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCP Private Equity Partners II, L.P. 23-3037972

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 47,997,549* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 47,997,549*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,997,549*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00941P 10 6

*	Does not include the 3,437,687 shares of common stock beneficially owned by SCP Private Equity Partners, L.P., of which the Reporting Persons disclaim beneficial ownership.
**	Based on 23,893,995 shares of the Issuer’s common stock outstanding as of July 11, 2003.

CUSIP No. 00941P 10 6

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCP Private Equity II, LLC 23-3047235

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 47,997,549* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 47,997,549*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,997,549

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 00941P 10 6

*	Does not include the 3,437,687 shares of common stock beneficially owned by SCP Private Equity Partners, L.P., of which the Reporting Persons disclaim beneficial ownership.
**	Based on 23,893,995 shares of the Issuer’s common stock outstanding as of July 11, 2003.

CUSIP No. 00941P 10 6

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 12, 2001 (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on April 24, 2001 and Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the SEC on June 18, 2003. This Amendment No. 3 amends and supplements Amendment No. 2. Information in the Schedule 13D, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in Amendment No. 2.

Item 1.	Security and Issuer

This Amendment No. 3 relates to the common stock of the Issuer (the “Common Stock”).

Item 3.	Source and Amount of Funds or Other Consideration

The Closing took place on August 13, 2003, and pursuant to the terms of the Purchase Agreement, SCP acquired the Issuer’s Senior Secured Convertible Note due August 13, 2003 in the principal amount of $4,000,000 (the “SCP Note”). In connection with the Closing, SCP also (i) converted its 318,471 shares of Series B Preferred Stock into 6,369,427 shares of Common Stock; (ii) received an additional 4,625,347 shares of Common Stock in lieu of the $500,000 to which SCP was entitled as a result of the conversion of the Series B Preferred Stock; and (iii) cancelled its warrant for 955,414 shares of Common Stock. At the Closing, SCP delivered a credit memorandum under which it provided that the outstanding principal balance payable to SCP under the terms of a the Bridge Loan Promissory Note payable to SCP dated January 24, 2003 (the “Bridge Note”) were deemed satisfied and paid in full (with the accrued interest thereon being deferred until the maturity date of the SCP Note). The outstanding principal amount of $3,000,000 under the Bridge Note was applied to the purchase price of the SCP Note. The remainder of the unpaid balance of the purchase price for the SCP Note was funded with SCP’s working capital.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Purchase Agreement, the Issuer amended its bylaws to increase the number of directors to ten (and eleven upon TECORE’s full conversion of its Note) and declassified the Board of Directors so that each director will stand for re-election on an annual basis. The Issuer also elected the following persons to the Board of Directors: Jay J. Salkini, Shiblie O. Shiblie, Hans F. Morris, Munzer Kayyem and SCP’s nominee, Christopher J. Doherty. However, Mr. Kayyem will not be seated on the Board of Directors until such

CUSIP No. 00941P 10 6

time as TECORE makes additional payments for its Note sufficient to satisfy Nasdaq requirements for board representation.

The Reporting Persons have and are acquiring the securities of the Issuer described in this Schedule 13D as an investment. Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of SCP’s investments are made with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of SCP’s interest in the Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

Item 5.	Interest in the Securities of the Issuer

(a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 47,997,549 shares of Common Stock (or 67% of the outstanding Common Stock). SCP Private Equity II, LLC (“SCP LLC”) is deemed to be such a beneficial owner as described herein because of an agreement with SCP granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP. The calculations of beneficial ownership herein assume the conversion of the SCP Note into 37,002,775 shares of Common Stock based upon the principal amount of the SCP Note. The number of shares of Common Stock issuable under the SCP Note is, however, subject to adjustment for certain dilutive issuances and the exercise of certain warrants, options and convertible securities. In addition, under the terms of the SCP Note, SCP is entitled to convert accrued but unpaid interest under the SCP Note into additional shares of common stock at the conversion price under the SCP Note.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Closing, SCP executed a counterpart signature to the Second Amended and Restated Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement (the “ Registration Agreement”) (attached as Exhibit 1 hereto and the terms of which are incorporated herein by reference) to include the following shares as “Registrable Securities” (as defined in the Registration Agreement), under the Registration Agreement: Common Stock issued to SCP (a) as a result of the conversion of its shares of the Issuer’s Series B Preferred Stock; and (b) upon the conversion of all or any portion of the SCP Note. As a party to the Registration Agreement,

CUSIP No. 00941P 10 6

SCP is entitled to certain registration rights with respect to its Registrable Securities, as set forth in the Registration Agreement.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Amendment No. 3:

1.	Second Amended and Restated Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement.

CUSIP No. 00941P 10 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SCP Private Equity Partners II, L.P.

By:	SCP Private Equity II General Partner, L.P., its General Partner

By:	SCP Private Equity II, LLC

By:	/s/ James W. Brown
Name:	James W. Brown
Title:	a manager

SCP Private Equity II, LLC

By:	/s/ James W. Brown
Name:	James W. Brown
Title:	a manager

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EXHIBIT INDEX

EXHIBIT 1.	Second Amended and Restated Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement